UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               FORM 12b-25/A No. 1
                                 Amended Report
                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-25668

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(Check One):           [ ]  Form 10-K and Form 10-KSB
                       [X]  Form 10-Q and Form 10-QSB
                       [ ]  Form 20-F     [ ]  Form 11-K     [ ] Form N-SAR

For Period Ended: December 31, 2000


[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                            Global Technologies, Ltd.
                            -------------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable


                 The Belgravia, 1811 Chestnut Street, Suite 120
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)


                             Philadelphia, PA 19103
                            ------------------------
                            City, State and Zip Code
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                        PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The  accountant's  statement  or other  exhibit  required by rule
               12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

     The Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2000 cannot be filed within the prescribed time period without unreasonable effort and expense due to certain financing transactions which the Company entered into during the second quarter ended December 31, 2000 and subsequent thereto which have complex accounting treatments and financial statement disclosures that are new to the Company. The Company also engaged new independent accountants on February 5, 2001. The Quarterly Report on Form 10-QSB will be filed no later than the 5th calendar day following the prescribed due date.

     This amended Form 12b-25/A No. 1 is filed to correct the inadvertent inclusion of an accountant's statement as exhibit 1 attached to the registrant's Form 12b-25 filed February 12, 2001. This amended Form 12b-25/A No. 1 corrects the February 12, 2001 Form 12b-25 by eliminating such exhibit 1 thereto and correcting Part II item (c).

                           PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         S. Lance Silver, Esq.            215               972-8191
         ---------------------------------------------------------------
                 (Name)               (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s). YES [X] NO [ ]

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
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
YES [X] NO [ ]

     If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the quarter ended December 31, 2000, the Company anticipates a significant change in results of operations from the corresponding quarter ended December 31, 1999. The Company's conclusion is based primarily on several non-operating items being recorded in the current quarter. The Company anticipates that gains associated with the sales of investment securities and a legal settlement will offset losses associated with the disposals of fixed assets and a substantial increase in interest expense. However, the Company is currently finalizing its analysis of the impairment of assets utilized in its lottery operations, and has not determined if any charge is necessary or the amount of such charge. Also, due to the complex nature of second fiscal quarter financial transactions and subsequent events as noted in Part III above, the Company is finalizing the effect of these transactions on the current quarter.


                                    SIGNATURE


                            Global Technologies, Ltd.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: February 20, 2001          By: /s/ Patrick J. Fodale
                                     ------------------------------------------
                                     Patrick J. Fodale
                                     Vice President and Chief Financial Officer

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